UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Clearwater Paper Represented 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLEARWATER PAPER CORPORATION
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2013 and 2012

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Benefits Committee
Clearwater Paper Represented 401(k) Plan
Spokane, Washington

We have audited the accompanying statement of net assets available for benefits of Clearwater Paper Represented 401(k) Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP

Spokane, Washington
June 17, 2014

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Clearwater Paper Represented 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Clearwater Paper Represented 401(k) Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Seattle, Washington
June 18, 2013

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value	$246,505,807	$210,240,831

Notes receivable from participants	8,845,039	8,595,338
Total assets	255,350,846	218,836,169

Liabilities:
Excess contributions payable	6,686	3,057
Total liabilities	6,686	3,057

Net assets reflecting investments at fair value	255,344,160	218,833,112
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(837,428)	(2,064,910)

Net assets available for benefits	$254,506,732	$216,768,202
See accompanying notes to financial statements.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2013 and 2012

	2013	2012
Additions:
Investment income:
Interest income	$1,098,098	$1,388,958
Dividend income	5,441,490	3,073,961
Net appreciation in fair value of investments	35,675,090	15,353,422
Total investment income	42,214,678	19,816,341

Interest from participant notes receivable	301,508	338,060

Contributions:
Employee	9,825,298	8,951,641
Rollover	146,445	173,318
Employer	5,548,468	4,297,489
Total contributions	15,520,211	13,422,448

Total additions	58,036,397	33,576,849

Deductions:
Distributions to participants	19,127,437	21,422,027
Loan and administrative fees	31,370	31,793
Total deductions	19,158,807	21,453,820

Net increase prior to transfers	38,877,590	12,123,029

Transfers (to) from other plans
Merger of Cellu Tissue Holdings, Inc. Retirement and Investment Plan	—	34,217,803
Net transfers to other Clearwater Paper plans	(1,139,060)	(6,129,126)
Net transfers (to) from other plans	(1,139,060)	28,088,677

Net increase	37,738,530	40,211,706

Net assets available for benefits:
Beginning of year	216,768,202	176,556,496
End of year	$254,506,732	$216,768,202
See accompanying notes to financial statements.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(1)	Description of Plan
The following description of the Clearwater Paper Represented 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary plan description for the appropriate participating unit for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code, as amended (IRC), which includes a cash or deferred arrangement under Section 401(k) of the IRC, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
On December 27, 2010, Clearwater Paper Corporation (Clearwater Paper) acquired Cellu Tissue Holdings, Inc. (Cellu Tissue).
Effective as of January 2012, the Plan was amended as follows:

•	The Plan was renamed from the “Clearwater Paper Hourly 401(k) Plan.”

•	All represented employees of Cellu Tissue subsidiaries that are participating employers are eligible to participate in the Plan under the terms of the Plan.

•
Due to a merger of plans, $34.2 million was transferred to the Plan from the Cellu Tissue Holdings, Inc. Retirement and Investment Plan and is included in “Merger of Cellu Tissue Holdings, Inc. Retirement and Investment Plan” on the Statement of Changes in Net Assets Available for Benefits. This amount consisted of account balances, loan balances and contributions receivable of $32.8 million, $1.1 million and $0.3 million, respectively, of former represented participants of the Cellu Tissue Holdings, Inc. Retirement and Investment Plan.

•
The Clearwater Paper Salaried 401(k) Plan was renamed the “Clearwater Paper 401(k) Plan.” Non-represented hourly eligible employees previously participating in the Clearwater Paper Hourly 401(k) Plan are eligible to participate in the Clearwater Paper 401(k) Plan, and their account balances totaling approximately $5.6 million were transferred from the Plan to the Clearwater Paper 401(k) Plan.

(b)	Plan Sponsor and Administration
Clearwater Paper sponsors the Plan. The Plan is administered by the Clearwater Paper Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively, Mercer) serve as the Trustee and record keeper, respectively.

(c)	Eligibility and Contributions
Effective January 2012, full-time regular represented employees (as defined in the Plan) of Clearwater Paper and participating subsidiaries (the Company), are eligible for participation in the Plan following 90 days of service (as defined in the Plan). The Plan provides that each eligible represented employee may elect a participating contribution equal to any whole percentage of pay period eligible earnings (as defined in the

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Plan), up to 25%, as specified in the appendix of the Plan applicable to the eligible employee’s participating unit. Eligible employees may also make rollover contributions representing distributions from certain other retirement plans. Eligible employees age 50 or older may elect additional catch-up contributions.
An after-tax Roth 401(k) contribution feature was added to the Plan in 2012.
Eligible employees at certain participating units are automatically enrolled in the Plan at a 3% deferral rate on a pre-tax basis 30 days after the employee becomes eligible unless he or she elects otherwise.
Employer contributions, including company match and base company contributions (if any), are negotiated with each of the employer group participating units. Eligible employees at certain sites are entitled to receive a base company contribution equal to a fixed percentage of a participant’s eligible earnings allocated on a per pay period basis. No employee contribution is required to receive this base company contribution and no loans or hardship withdrawals may be made from them. Employer contributions are tracked separately, from each other and other Plan contributions, as discussed below in Note 1(f).
Participants, at their discretion, direct the employer and employee contributions into the available investment options under the Plan.
All contributions are limited by certain restrictions as defined by the IRC.

(d)	Participant Accounts
A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon. Participant accounts are valued each day the market is open based on quoted market prices. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account

(e)	Investment Options
Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund, and a collective trust.
Participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies and under the Plan. However, pursuant to Plan terms, a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if their balance in this fund is, or the direction causes it to be, 25% or more of the participant’s total investment balance in the Plan.
The account of any participant automatically enrolled in the Plan and not electing otherwise is invested in a designated qualified default investment alternative, that is, the T. Rowe Price Retirement Fund with the target date closest to the year in which that participant will reach age 65.
Any contributions or other payments made to the Plan without investment instructions are similarly invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

such funds. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

(f)	Vesting and Forfeitures
A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her matching and base company contributions, if any, becomes vested based on the participant’s years of service and the vesting schedule for each location, which varies from two to six years for full vesting, as specified in the Plan.
A participant’s matching and base company contributions, if any, will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company (or any affiliate), becomes totally and permanently disabled (as defined in the Plan) or dies while in service. The portion of a participant’s matching and base company contributions, if any, not vested will be forfeitable when the participant’s employment terminates.
As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the matching accounts of former participants rehired during that year may be credited against matching contributions for the following year, used to pay plan expenses, or a combination thereof. At December 31, 2013 and 2012, unallocated forfeitures totaled approximately $133,400 and $156,500, respectively. During 2013 and 2012, forfeitures totaling approximately $41,900 and $34,100, respectively, were used to reduce employer contributions and pay Plan expenses.

(g)	Notes Receivable from Participants
Participants may borrow 50% of their vested account balance up to a maximum of $50,000 (as reduced for notes outstanding during the one year preceding the new note), as provided by the Plan. The notes are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable notes during the applicable periods to be the prime rate in effect at the beginning of the month in which the note is taken. Repayment of principal and interest is generally paid ratably through payroll deductions. Notes outstanding at December 31, 2013, bear interest at various rates ranging from 3.25% to 8.00% and mature at various times through October 2030.

(h)	Distributions and Benefits
On termination of employment from Clearwater Paper and its affiliates, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in his or her account, roll his or her account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant's vested account balance is $1,000 or less, that participant will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution, unless that participant elects otherwise. That participant is generally not permitted to maintain an account balance in the Plan.
Participants are permitted to make in-service and hardship withdrawals while still employed by the Company and its affiliates under certain conditions and from certain sources specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a hardship withdrawal.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Effective January 2012, the Plan was amended to allow for rollover and age 59½ withdrawals while employed by the Company and its affiliates under certain circumstances.

(i)	Plan and Administrative Fees
Plan expenses are generally paid by the Company, except to the extent that expenses are paid from participant forfeitures of employer contributions. Loan service fees, fees associated with processing of qualified domestic relations orders, and certain trustee and recordkeeper expenses are paid for by the affected participant.

(j)	Party-in-Interest and Related-Party Transactions
Certain plan investments are managed by an affiliate or related party of Mercer. These transactions and transactions within the Clearwater Paper Stock Fund are considered party-in-interest transactions.

(k)	Net Transfers to Other Clearwater Paper Plans
Net transfers to other Clearwater Paper plans represent the net amount of participant account balances transferred during the year from the Plan to other plans sponsored by the Company and its affiliates as a result of the participants changing employment status within the Company and its affiliates.

(l)	Plan Termination
Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA and the collective bargaining agreements to which the Company is a party. In the event of plan termination, participants will become 100% vested in their employer accounts.

(2)	Summary of the Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
(b)    Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(c)    Investment Valuation
The Plan’s investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Mutual funds and common stock - The market-related value of Plan assets invested in debt and equity securities is based primarily on fair value (market prices). The fair value of investment securities traded on a national securities exchange is determined based on the last reported sales price; securities traded in the over-the-counter market are valued at the last reported bid price. Investment securities for which market prices are not readily available, or for which market prices do not represent the value at the time of pricing, are valued by the investment manager based upon other inputs (including valuations of securities that are comparable in coupon, rating, maturity, and industry).

Collective trust fund - Investments in the collective trust fund are presented at net asset value, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund’s net assets by its units outstanding at the valuation date. The collective trust fund had a net asset value of $64,707,409 and $68,491,781 as of December 31, 2013 and 2012, respectively, with no redemption policy and unfunded commitments are not applicable.

The Putnam Stable Value Fund ("Fund") invests in high-quality guaranteed investment contracts ("GICs") and similar contracts. The fund also invests up to 75% of its assets in security-backed investment contracts ("SBICs"). The Fund invests at least 5% of its assets in high-quality money market instruments, cash, cash equivalents and stable value funds with investment policies and other provisions similar to those of the Fund, and may invest without limit in these investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(d)	Income Recognition
Net appreciation in fair value of investments represents net realized gains and losses and the change in unrealized appreciation from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(e)	Benefit Payments
Benefits are recorded when paid.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(f)	Notes Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the note plus accrued interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(g)	Subsequent Events
The Plan Administrator has evaluated other events and transactions occurring after the date of the statement of net assets through the date the financial statements were issued, and noted no other events that were subject to recognition or disclosure.

(3)	Investments
The value of individual investments that represented 5% or more of the Plan’s net assets available for benefits, prior to contract value adjustment, at December 31, 2013 and 2012 were as follows:

	2013		2012
Putnam Stable Value Fund	$64,707,409		$68,491,781
Mainstay Large Cap Growth Fund	23,299,095		17,632,884
Clearwater Paper Stock Fund	22,737,170		25,193,749
Dodge & Cox Stock Fund	20,015,277		14,593,198
Artisan Mid-Cap Fund Institutional	16,730,326		10,989,346
PIMCO Total Return Fund	11,266,522	*	12,472,164

*	Represents less than 5% of the Plan’s net assets available for benefits; included for comparative purposes.
During the years ended December 31, 2013 and 2012, the Plan’s investments appreciated, including net gains and losses on investments sold during the year and the net change in unrealized gains and losses at the end of the year, as follows:

	2013	2012
Clearwater Paper Stock Fund	$7,737,133	$2,705,409
Registered investment company funds	27,937,957	12,648,013
	$35,675,090	$15,353,422

(4)	Fair Value Measurements
Fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Income funds	$12,985,431	$—	$—	$12,985,431
Index funds	13,029,382	—	—	13,029,382
Growth funds	57,159,663	—	—	57,159,663
Target retirement funds	40,017,276	—	—	40,017,276
Value funds	35,869,463	—	—	35,869,463
Common stock	22,737,170	—	—	22,737,170
Collective trust fund:
Stable value fund	—	64,707,409	—	64,707,409
Interest bearing cash	13	—	—	13
Total investments at fair value	$181,798,398	$64,707,409	$—	$246,505,807

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Income funds	$14,206,891	$—	$—	$14,206,891
Index funds	9,291,604	—	—	9,291,604
Growth funds	37,482,540	—	—	37,482,540
Target retirement funds	30,686,617	—	—	30,686,617
Value funds	24,498,313	—	—	24,498,313
Common stock	25,193,749	—	—	25,193,749
Collective trust fund:
Stable value fund	—	68,491,781	—	68,491,781
Interest bearing cash	389,336	—	—	389,336
Total investments at fair value	$141,749,050	$68,491,781	$—	$210,240,831

(5)	Investment Risk
The Plan investments include shares of registered investment company funds, a collective trust, and common stock in the form of the Clearwater Paper Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status
The Internal Revenue Service (IRS) has determined by a letter dated October 13, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the IRS’s issuance of the determination letter. Management believes that the Plan is designed, and continues to operate, in compliance as a qualified plan.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audits by the IRS; however, there are currently no audits pending for any tax periods. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2010.

(7)	Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$254,506,732	$216,768,202
Loans in deemed distributed status	(209,277)	(235,428)
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	837,428	2,064,910
Net assets available for benefits per the Form 5500	$255,134,883	$218,597,684

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The following is a reconciliation of the net increase in net assets available for benefits prior to transfers per the financial statements to the Form 5500 for the years ended December 31, 2013 and 2012:

	2013	2012
Net increase in net assets available for benefits prior to transfers per the financial statements	$38,877,590	$12,123,029
Change in deemed distributed loans	26,151	(42,675)
Less reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,064,910)	(2,209,868)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	837,428	2,064,910
Total net income per the Form 5500	$37,676,259	$11,935,396

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Plan No: 039 EIN: 20-3594554
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Mutual Funds:
	Mainstay Funds	Mainstay Large Cap Growth Fund	$23,299,095
	Dodge & Cox Funds	Dodge & Cox Stock Fund	20,015,277
	Artisan Funds	Artisan Mid-Cap Fund Institutional	16,730,326
	PIMCO Funds	PIMCO Total Return Fund	11,266,522
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	10,613,838
	Vanguard Funds	Vanguard Institutional Index Fund	9,754,472
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	9,628,570
	Dodge & Cox Funds	Dodge & Cox International Fund	7,943,875
	Conestoga Funds	Conestoga Small Cap Fund	7,905,903
	Artisan Funds	Artisan Mid-Cap Value Fund Institutional	7,480,579
	Timesquare Funds	Timesquare Mid-Cap Growth Fund	5,135,615
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	4,572,520
	Artisan Funds	Artisan International Fund Institutional	4,088,724
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	3,610,389
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	3,515,932
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	3,291,084
	Vanguard Funds	Vanguard Extended Market Index Fund Signal Shares	2,528,330
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	2,251,052
	Vanguard Funds	Vanguard Total Bond Market Index Fund Signal	1,718,909
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	1,363,259
	Vanguard Funds	Vanguard Total International Stock Index Fund	638,633
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	520,139
	PIMCO Funds	PIMCO All Asset Fund Institutional	429,732
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	346,140
	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	279,600
	DFA	DFA Emerging Markets Core Equity	107,947
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	24,753
	Collective trust:
	Putnam Investments	Putnam Stable Value Fund	64,707,409
	Common stock:
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	22,737,170
	Other:
*	Mercer Trust	Interest bearing cash account	13
*	Participant notes	Interest rates from 3.25% to 8.00%, maturing through October 2030	8,635,762
	Total per Form 5500		$255,141,569

*	Represents a party-in-interest at December 31, 2013.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

Clearwater Paper Represented 401(k) Plan

By	/s/ John D. Hertz
John D. Hertz
Chair of Clearwater Paper Benefits Committee
Date: June 17, 2014

Exhibit Index

Exhibit

Consents of Independent Registered Public Accounting Firms	23